Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards

Chief Executive Officer

Telefax: (5411) 4343-7528

investors@gfgsa.com

www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS

QUARTER ENDED ON MARCH 31, 2015

Buenos Aires, Argentina, May 7, 2015 – Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”; Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) announced its financial results for the quarter ended on March 31, 2015.

HIGHLIGHTS

•	Net income for the quarter ended March 31, 2015, amounted to Ps.958 million, 15.3% higher than the Ps.831 million profit recorded in the first quarter of fiscal year 2014. The profit per share for the quarter amounted to Ps.0.74, compared to Ps.0.64 per share for the same quarter of fiscal year 2014.

•	The result of the quarter was mainly attributable to the income derived from its interest in Banco de Galicia y Buenos Aires S.A. (“Banco Galicia” or the “Bank”) (Ps.881 million), in Sudamericana Holding S.A. (Ps.65 million), and in Galicia Administradora de Fondos S.A. (Ps.18 million) partially offset by administrative and financial expenses of Ps.27 million.

•	As of March 31, 2015, Grupo Financiero Galicia and its subsidiaries had a staff of 12,080 employees, a network of 654 branches and other points of contact with clients, managed 3.0 million deposit accounts and 12.2 million credit cards.

•	At the Shareholders’ Meeting held on April 29, 2015, the shareholders approved the payment of a cash dividend in the amount of Ps.100 million.

CONFERENCE CALL

On Friday, May 8, 2015 at 11:00 A.M. Eastern Standard Time (12:00 PM Buenos Aires Time), Grupo Financiero Galicia will host a conference call to review this results. The call-in number is: 719-325-2354 – Conference ID: 1320980.

GRUPO FINANCIERO GALICIA S.A.

RESULTS FOR THE FIRST QUARTER

	In millions of pesos, except percentages
Table I: Net Income by Business	FY2015		FY2014		Variation (%)
	1st Q	4th Q	1st Q	1Q15 vs 4Q 14	1Q15 vs 1Q14
Income from Equity Investments in:
Banco de Galicia y Buenos Aires S.A.	881	834	771	5.6	14.3
Sudamericana Holding S.A.	65	49	53	32.7	22.6
Galicia Administradora de Fondos S.A. (1)	18	17	—	5.9	—
Other companies (2)	3	2	5	50.0	(40.0)
Deferred tax adjustment (3)	21	8	17	162.5	23.5

Administrative Expenses	(7)	(9)	(11)	(22.2)	(36.4)

Financial Results	(20)	(19)	(4)	5.3	400.0
Other income and expenses	(3)	1	—	—	—

Net Income	958	883	831	8.5	15.3

(1)	Equity Investment acquired in April 2014 to Banco Galicia.
(2)	Includes the results from our interests in Compañía Financiera Argentina S.A. (3%), Galicia Warrants S.A. (87.5%) and Net Investment S.A. (87.5%).
(3)	Income tax charge determined by Banco Galicia´s subsidiaries in accordance with the deferred tax method.

	In pesos, except stated otherwise and percentages
Table II:	FY2015		FY2014
Principal Indicators	1st Q	4th Q	1st Q
Earnings per Share
Average Shares Outstanding (in thousands)	1,300,265	1,300,265	1,300,265
Earnings per Share (1)	0.74	0.68	0.64
Book Value per Share(1)	8.62	7.88	5.98

Closing Price
Shares - Buenos Aires Stock Exchange	27.75	18.50	12.10
ADS - Nasdaq (in dollars)	23.15	15.89	12.31

Price/Book Value	3.22	2.35	2.02

Average Daily Volume (amounts, in thousands)
Buenos Aires Stock Exchange	904	985	1,098
Nasdaq (2)	5,012	4,237	4,170

Profitability (%)
Return on Average Assets (3)	3.88	3.78	4.13
Return on Average Shareholders´ Equity (3)	35.74	36.28	44.67

(1)	10 ordinary shares = 1 ADS.
(2)	Expressed in equivalent shares.
(3)	Annualized.

In the first quarter of fiscal year 2015, Grupo Financiero Galicia recorded a Ps.958 million profit, which represented a 3.88% annualized return on average assets and a 35.74% return on average shareholder’s equity.

Said result is mainly due to profits from its interest in Banco Galicia, for Ps.881 million, which represents 91.96% of Grupo Financiero Galicia’s net income.

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Grupo Financiero Galicia S.A. – Selected Financial Information – Consolidated Data	In millions of pesos
	FY2015				FY2014
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Consolidated Balance Sheet
Cash and due from Banks	11,590	16,959	14,478	14,688	14,238
Government and Corporate Securities	15,128	10,010	10,974	10,323	6,769
Net Loans	72,139	66,608	61,579	58,846	55,958
Other Receivables Resulting from Financial Brokerage	9,802	6,798	6,970	6,473	6,502
Equity Investments in other Companies	52	52	51	57	94
Bank Premises and Equipment, Miscellaneous and Intangible Assets	3,904	3,759	3,464	3,307	3,177
Other Assets	3,698	3,128	3,129	2,727	2,926

Total Assets	116,313	107,314	100,645	96,421	89,664

Deposits	68,600	64,666	59,931	58,563	55,055
Other Liabilities Resulting from Financial Brokerage	28,899	25,401	24,650	23,392	20,788
Subordinated Notes	2,103	2,066	1,969	1,917	1,818
Other Liabilities	4,643	4,154	4,002	3,456	3,587
Minority Interest	863	781	729	660	638

Total Liabilities	105,108	97,068	91,281	87,988	81,886

Shareholders’ Equity	11,205	10,246	9,364	8,433	7,778

Consolidated Income Statement
Financial Income	5,569	4,976	4,884	4,945	5,055
Financial Expenses	(2,796)	(2,763)	(2,344)	(2,741)	(2,473)

Gross Brokerage Margin	2,773	2,213	2,540	2,204	2,582

Provisions for Loan Losses	(591)	(517)	(646)	(566)	(682)
Income from Services, Net	1,780	1,600	1,575	1,345	1,179
Income from Insurance Activities	392	369	302	302	265
Administrative Expenses	(2,768)	(2,522)	(2,356)	(2,291)	(2,052)
Minority Interest	(82)	(77)	(70)	(47)	(36)
Income from Equity Investments	26	50	112	23	28
Net Other Income	94	176	95	127	105
Income Tax	(666)	(409)	(621)	(404)	(558)

Net Income	958	883	931	693	831

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Grupo Financiero Galicia S.A. – Additional Information
	FY2015				FY2014
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Physical Data (Number of)
Employees	12,080	12,012	11,971	12,205	12,463
Banco Galicia	5,485	5,374	5,317	5,344	5,424
Regional Credit-Card Companies	5,174	5,232	5,346	5,447	5,563
Compañía Financiera Argentina	1,119	1,112	1,026	1,139	1,196
Sudamericana Holding	252	242	229	222	226
Galicia Administradora de Fondos	16	16	16	15	13
Other companies	34	36	37	38	41

Branches	528	527	526	526	524
Bank Branches	260	261	261	261	261
Regional Credit-Card Companies	209	207	206	206	204
Compañía Financiera Argentina	59	59	59	59	59

Other Points of Sale	126	126	126	126	127
Regional Credit-Card Companies	90	90	90	90	91
Compañía Financiera Argentina	36	36	36	36	36

Deposit Accounts (in thousands)	3,028	3,006	2,948	2,884	2,815

Credit Cards (in thousands)	12,181	11,933	11,631	11,223	10,988

Banco Galicia	2,970	2,882	2,800	2,692	2,587
Regional Credit-Card Companies	9,045	8,880	8,676	8,420	8,293
Compañía Financiera Argentina	166	171	155	111	108

Inflation and Exchange Rates
Retail Price Index (%) (1)	3.42	3.40	4.19	4.59	9.97
Wholesale Price Index (I.P.I.M.) (%) (1)	1.43	3.12	4.64	5.18	13.01
C.E.R. Coefficient (%) (1)	3.13	3.83	4.13	6.33	8.15
Exchange Rate (Pesos per US$) (2)	8.8197	8.5520	8.4643	8.1327	8.0098

Rates (quarterly averages(3))
Badlar (4)	20.59	19.95	21.17	24.66	24.45

Reference Interest Rate	26.83	26.66	26.81	N/A	N/A

Minimum Interest Rate on 30 to 44 days Time Deposits (5)	23.34	23.19	N/A	N/A	N/A

Maximum Interest Rate on Personal Loans:
Group I	38.90	38.65	38.87	N/A	N/A
Group II	48.29	47.98	48.26	N/A	N/A

Interest Rate on Credit Line for Investment Projects	19.00	19.50	19.50	17.50	17.50

(1)	Variation within the quarter.
(2)	Reference foreign currency exchange rate in accordance to Communiqué “A” 3500 from the Argentine Central Bank, as of the last working day of the quarter.
(3)	Except for Credit Line for Investment Projects, which corresponds to the interest rate established by regulations for each period.
(4)	Private banks’ 30-day time deposits rate for amounts over Ps.1 million.
(5)	Minimum interest rate on time deposits for individuals, for amounts up to Ps.350,000.

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BANCO DE GALICIA Y BUENOS AIRES S.A.

HIGHLIGHTS

•	Net income for the first quarter amounted to Ps.881 million, compared to a Ps.774 million profit in the same quarter of fiscal year 2014.

•	The growth of results when compared to the first quarter of fiscal year 2014 was mainly due to the 21.9% growth in operating income(1) partially offset by the 34.4% increase in administrative expenses, as a consequence of a provision on account of future salary increases recorded during the quarter.

•	The credit exposure to the private sector reached Ps.84,201 million, up 25.2% during the last twelve months, and deposits reached Ps.68,697 million, up 22.9% during the same period. As of March 31, 2015, the Bank’s estimated market share of loans to the private sector was 9.07% while its estimated market share of deposits from the private sector was 8.72%.

•	In the framework of the Credit Line for Productive Investment Projects, as of March 31, 2015, the Bank exceeded the mandatory amount of the first three months of the year, equivalent to 30% of the first tranche of the 2015 quota. As of the end of the quarter, the outstanding amount of loans granted within the framework of this credit line reached Ps.8,355 million.

•	As of March 31, 2015, shareholders’ equity amounted to Ps.10,780 million, and the computable capital was Ps.10,654 million, representing a Ps.3,176 million excess capital (or 42.5%). The capital ratio was 15.87%.

INFORMATION DISCLOSURE

The data shown in the tables below and the consolidated financial statements correspond to Banco de Galicia y Buenos Aires S.A., consolidated with the subsidiaries under its direct or indirect control, except where otherwise noted.

The Bank’s consolidated financial statements and the figures included in the different tables of this report correspond to Banco de Galicia y Buenos Aires S.A., Banco Galicia Uruguay S.A. (in liquidation), Galicia Cayman S.A. (until September 30, 2014, as on October 1 it was merged with Banco Galicia), Tarjetas Regionales S.A. and its subsidiaries, Tarjetas del Mar S.A., Galicia Valores S.A. Sociedad de Bolsa, Galicia Administradora de Fondos S.A. (until March 31, 2014, as in April it was sold to Grupo Financiero Galicia S.A.), Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

(1)	Net financial income plus net income from services.

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RESULTS FOR THE FIRST QUARTER

	In millions of pesos, except percentages
Table III Evolution of Consolidated Results	FY2015		FY2014	Variation (%)
	1st Q	4th Q	1st Q	1Q15 vs 4Q14	1Q15 vs 1Q14
Net Financial Income	2,756	2,212	2,532	24.6	8.8
Net Income from Services	1,971	1,777	1,346	10.9	46.4
Provisions for Loan Losses	(591)	(517)	(682)	14.3	(13.3)
Administrative Expenses	(2,672)	(2,418)	(1,988)	10.5	34.4

Operating Income	1,464	1,054	1,208	38.9	21.2

Net Other Income / (Loss)(*)	58	156	111	(62.8)	(47.7)
Income Tax	(641)	(376)	(545)	70.5	17.6

Net Income	881	834	774	5.6	13.8

(*)	Includes income from equity investments and minority interest results.

	Percentages
Table IV	FY2015		FY2014
Profitability and Efficiency	1st Q	4th Q	1st Q
Return on Average Assets (*)	3,59	3,52	3,85
Return on Average Shareholders’ Equity (*)	34,09	35,35	42,26
Financial Margin (*) (1)	13,46	11,61	15,83
Net Income from Services as a % of Operating Income (2)	41,70	44,55	34,71
Net Income from Services as a % of Administrative Expenses	73,76	73,49	67,69
Administrative Expenses as a % of Operating Income (2)	56,53	60,62	51,28

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

In the first quarter of fiscal year 2015, the Bank recorded a Ps.881 million profit, Ps.107 million (or 13.8%) higher than the Ps.774 million profit for the same quarter of the previous year.

The variation in net income was mainly a consequence of the Ps.849 million increase in operating income, which was offset mainly by the Ps.684 million increase in administrative expenses.

The operating income for the first quarter of fiscal year 2015 totaled Ps.4,727 million, up 21.9% from the Ps.3,878 million recorded in the same quarter of the prior year. This positive development was due both to a higher net income from services (up Ps.625 million or 46.4%) and a higher net financial income (up Ps.224 million or 8.8%).

The net financial income for the quarter included a Ps.4 million gain from foreign-currency quotation differences (including the results from foreign-currency forward transactions), compared to a Ps.738 million profit in the first quarter of the previous fiscal year, due to the devaluation recorded in January 2014. The quarter’s profit was composed of a Ps.60 million gain from FX brokerage and of a Ps.56 million loss from the valuation of the foreign-currency net position and the results from foreign-currency forward transactions, compared to profits of Ps.61 million and Ps.677 million, respectively, in the first quarter of fiscal year 2014.

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The quarter’s net financial income before foreign-currency quotation differences amounted to Ps.2,752 million, with a Ps.957 million (or 53.3%) increase as compared to the Ps.1,795 million income of the same quarter of fiscal year 2014, as a consequence of the increase in the portfolio of loans to the private sector and of government securities, together with a higher spread.

	Average balances in millions of pesos. Yields and rates in annualized nominal %
Table V Average Balances, Yield and Rates(*)	FY2015								FY2014
	1st Q		4th Q		3rd Q		2nd Q		1st Q
	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
Interest-Earning Assets	81,902	26.40	76,184	25.30	71,639	27.25	69,662	27.50	64,000	25.32
Government Securities	11,351	26.25	9,697	13.00	10,000	29.45	9,919	25.89	5,425	11.82
Loans	68,469	26.48	64,269	27.16	59,056	27.28	57,145	27.89	55,905	26.06
Financial Trusts Securities	823	24.70	846	27.06	876	9.80	903	28.54	867	71.94
Other Interest-Earning Assets	1,259	24.62	1,372	24.47	1,707	22.27	1,695	23.05	1,803	20.59

Interest-Bearing Liabilities	57,275	15.94	54,388	15.40	52,497	15.72	52,289	18.55	47,654	16.26
Saving Accounts	12,690	0.18	11,298	0.21	10,670	0.18	9,375	0.20	9,401	0.18
Time Deposits	33,301	21.28	31,048	20.63	30,041	21.45	31,650	23.85	28,180	21.20
Debt Securities	9,368	16.43	9,334	15.93	8,729	16.18	8,312	16.65	7,697	16.13
Other Interest-Bearing Liabilities	1,916	25.24	2,708	16.95	3,057	12.43	2,952	25.43	2,376	21.60

(*)	Does not include foreign-currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

The average interest-earning assets grew Ps.17,902 million (28.0%) as compared to the first quarter of the previous fiscal year, as a consequence of the Ps.12,564 million increase in the average portfolio of loans to the private sector and of the Ps.5,926 million growth in the average balance of government securities, primarily Lebac. Interest-bearing liabilities increased Ps.9,621 million (20.2%) during the same period, mainly due to the increase of the average balances of interest-bearing deposits.

The average yield on interest-earning assets for the first quarter of fiscal year 2015 was 26.40%, with a 108 basis points (“b.p.”) increase compared to the same quarter of the prior year, mainly due to the increases in interest rates on the net position of government securities and, but to a much lesser extent, on the portfolio of loans to the private sector. Likewise, the average cost of interest-bearing liabilities was 15.94%, with a 32 b.p. decrease compared to the first quarter of the prior year, mainly due to an improvement in the funding structure, as a consequence of a 35.0% increase in the average balance of saving accounts, the average cost of which was only 0.18%.

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	In millions of pesos
Table VI	FY2015				FY2014
Income from Services, Net	1st Q	4th Q	3rd Q	2nd Q	1st Q
National Cards	687	656	580	513	470
Regional Credit Cards	1,004	1,012	911	856	773
CFA	69	65	51	38	32
Deposit Accounts	447	383	372	311	275
Insurance	101	94	88	82	76
Financial Fees	35	26	29	21	21
Credit-Related Fees	80	67	61	54	45
Foreign Trade	46	48	49	44	39
Collections	64	52	51	44	35
Utility-Bills Collection Services	36	34	36	30	26
Mutual Funds	6	6	4	3	3
Other	131	131	126	94	120

Total Income	2,706	2,574	2,358	2,090	1,915

Total Expenditures	(735)	(797)	(635)	(601)	(569)

Income from Services, Net	1,971	1,777	1,723	1,489	1,346

Net income from services amounted to Ps.1,971 million, up 46.4% from the Ps.1,346 million recorded in the first quarter of the previous fiscal year. The increases of fees which stood out were those related to national and regional credit cards (36.0%), to deposit accounts (62.5%), to credit (77.8%), to collections (82.9%) and to insurance (32.9%).

Provisions for loan losses for the first quarter of fiscal year 2015 amounted to Ps.591 million, 13.3% lower than the Ps.682 million recorded in the same quarter of the prior year.

Administrative expenses for the quarter totaled Ps.2,672 million, up 34.4% from the same quarter of the previous year. Personnel expenses amounted to Ps.1,527 million, growing 31.6%, mainly due to a provision recorded during the quarter on account of future salary increases. The remaining administrative expenses, excluding the amortization of organization and development expenses, amounted to Ps.1,010 million, with a Ps.253 million (33.4%) increase as compared to Ps.757 million from the first quarter of fiscal year 2014, due to the increase of expenses related to services provided to the Bank. Likewise, the amortization of organization and development expenses amounted to Ps.135 million, with a 90.1% increase, as in December 2014 the Bank began to amortize its investment in the SAP Core Banking System.

Net other income for the first quarter amounted to Ps.97 million, a decrease of 6.7% as compared to the Ps.104 million profit for the same quarter of the prior year, mainly due to higher net other provisions (for Ps.43 million) partially offset by credits recovered and higher punitive interests (for Ps.35 million).

The income tax charge was Ps.641 million, Ps.96 million higher than in the first quarter of fiscal year 2014.

8

LEVEL OF ACTIVITY

	In millions of pesos
Table VII Exposure to the Private Sector	FY2015				FY2014
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Loans	75,120	69,208	64,218	61,416	58,318
Financial Leases	1,058	1,066	1,055	1,104	1,119
Corporate Securities	773	724	628	550	971
Other Financing (*)	7,148	7,877	6,626	6,842	6,663

Subtotal	84,099	78,875	72,527	69,912	67,071

Securitized Assets (**)	102	141	164	172	173

Total Credit	84,201	79,016	72,691	70,084	67,244

(*)	Includes certain accounts under the balance sheet heading Other Receivables from Financial Brokerage, Guarantees Granted and Unused Balances of Loans Granted.
(**)	Financial trust CFA Trust I.

As of March 31, 2015, the Bank’s total exposure to the private sector reached Ps.84,201 million, with an increase of 25.2% from a year before and of 6.6% during the quarter.

Total loans include Ps.16,963 million corresponding to the regional credit card companies, which registered a 32.2% increase during the last twelve months and a 5.3% increase in the quarter. They also include Ps.3,201 million from CFA (including the financial trust CFA Trust I), which were down 5.0% during year, and up 1.4% in the quarter.

	Percentages
Table VIII Market Share (*)	FY2015				FY2014
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Total Loans	8.35	8.07	8.04	7.98	7.94
Loans to the Private Sector	9.07	8.76	8.74	8.64	8.67

(*)	Banco de Galicia and CFA, within the Argentine financial system, according to the daily information on loans published by the Argentine Central Bank. Loans include only principal. The regional credit-card companies’ data is not included.

The Bank’s market share of loans to the private sector as of March 31, 2015, without considering those granted by the regional credit card companies, was 9.07%, compared to an 8.76% from December 31, 2014, and to an 8.76% from March 31, 2014.

	In millions of pesos
Table IX Loans by Type of Borrower	FY2015				FY2014
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Large Corporations	9,657	8,590	10,416	9,290	6,877
SMEs	22,171	20,514	18,414	17,377	18,726
Individuals	42,228	39,649	34,920	33,796	32,201
Financial Sector	1,063	455	468	953	514

Total Loans	75,119	69,208	64,218	61,416	58,318

Allowances	2,996	2,615	2,653	2,519	2,372

Total Loans, Net	72,123	66,593	61,565	58,897	55,946

9

	In millions of pesos
Table X Loans by Sector of Activity	FY2015				FY2014
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Financial Sector	1,063	455	468	953	514
Services	3,821	3,468	3,716	3,448	3,362
Agriculture and Livestock	8,875	8,178	7,013	6,594	7,626
Consumer	42,481	39,747	34,865	33,706	32,015
Retail and Wholesale Trade	6,873	5,936	6,216	5,594	5,294
Construction	787	709	823	626	674
Manufacturing	9,246	9,256	9,861	9,718	8,208
Other	1,973	1,459	1,256	777	625

Total Loans	75,119	69,208	64,218	61,416	58,318

Allowances	2,996	2,615	2,653	2,519	2,372

Total Loans, Net	72,123	66,593	61,565	58,897	55,946

During the year, loans to the private sector registered growth, mainly in those granted to large corporations (40.4%), individuals (31.1%) and SMEs (18.4%). By sector of activity, the higher growth was recorded in the consumer sector (32.7%), the retail and wholesale trade sector (29.8%), the agriculture and livestock sector (16.4%) and in the manufacturing sector (12.6%).

	In millions of pesos
Table XI Exposure to the Argentine Public Sector (*)	FY2015				FY2014
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Government Securities’ Net Position	14,682	10,101	11,225	9,447	7,473

Held for Trading	14,682	10,101	11,125	9,170	7,175
Lebac / Nobac	11,790	7,563	8,223	6,764	5,131
Other	2,892	2,538	2,902	2,406	2,044
Bonar 2015 Bonds	—	—	100	277	298

Other Receivables Resulting from Financial Brokerage	821	867	881	886	892
Trust Certificates of Participation and Securities	784	830	831	880	886
Other	37	37	50	6	6

Total Exposure	15,503	10,968	12,106	10,333	8,365

(*)	Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with the Argentine Central Bank’s minimum cash requirement.

As of March 31, 2015, the Bank’s exposure to the public sector amounted to Ps.15,503 million. Excluding debt securities issued by the Argentine Central Bank said exposure reached Ps.3,713 million (3.2% of total assets), while as of March 31, 2014, it amounted to Ps.3,234 million (3.6% of total assets). This increase during the last twelve months was due to the acquisition of government securities, as Bonar 2016 and Bonar 2017.

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	In millions of pesos
Table XII Deposits (*)	FY2015				FY2014
	1st Q	4th Q	3rd Q	2nd Q	1st Q
In Pesos	64,105	60,091	55,789	54,808	51,782
Current Accounts	15,971	15,985	15,040	14,521	12,152
Saving Accounts	13,893	14,090	11,597	10,839	9,032
Time Deposits	33,122	29,081	28,181	28,390	29,647
Other	1,119	935	971	1,058	951

In Foreign Currency	4,592	4,841	4,251	4,099	4,110

Total Deposits	68,697	64,932	60,040	58,907	55,892

(*)	Includes CFA.

As of March 31, 2015, the Bank’s deposits amounted to Ps.68,697 million, representing a 22.9% increase during the last twelve months and a 5.8% increase during the quarter.

	Percentages
Table XIII Market Share (*)	FY2015				FY2014
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Total Deposits	6.71	6.63	6.89	7.07	7.08
Private Sector Deposits	8.72	8.79	8.78	8.94	9.31

(*)	Banco Galicia and CFA, within the Argentine financial system, according to the daily information on deposits published by the Argentine Central Bank. Deposits and Loans include only principal.

As of March 31, 2015, the Bank’s estimated market share of private sector deposits in the Argentine financial system was 8.72%, compared to 8.79% of the prior quarter and to 9.31% of a year before. This decrease was due, in part, to the Bank’s decision to adjust the taking of wholesale time deposits to the evolution of credit demand.

	In millions of pesos
Table XIV Other Financial Liabilities	FY2015				FY2014
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Domestic Financial Institutions and Credit Entities	1,457	1,100	1,341	1,350	1,474
Foreign Financial Institutions and Credit Entities	1,591	807	1,695	1,634	755
Notes(*)	9,563	9,532	9,033	8,608	8,054
Obligations in Connection with Spot Transactions Pending Settlement and Repurchase Agreement Transactions	3,937	388	1,304	1,768	876
Obligations in Connection with Debts with Merchants due to Credit-Card Activities	10,515	10,893	8,844	8,455	7,996
Other	3,611	4,413	4,094	3,198	3,116

Total	30,674	27,133	26,311	25,013	22,271

(*)	Includes subordinated notes.

As of March 31, 2015, other financial liabilities amounted to Ps.30,674 million, Ps.8,403 million or 37.7% higher than the Ps.22,271 million recorded a year before. This growth was mainly due to the increase of: (i) spot transactions pending settlement and repurchase agreement transactions of government securities and foreign currency, for Ps. 3,061 million; (ii) financing from merchants in connection with credit card activities, for Ps.2,519 (31.5%); and (iii) of notes, for Ps.1,509 million (18.7%). The increase of

11

the balance of notes was related to transactions of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and CFA S.A., and to the evolution of the exchange rate during the period, partially offset by the payment of the first amortization installment (for US$67 million) of the Notes Cass XIII issued by Tarjeta Naranja.

As of March 31, 2015, the Bank had 3.0 million deposit accounts, which represent an increase of approximately 213 thousand accounts as compared with the same date of the previous year. Likewise, the number of credit cards reached 12.2 million, 1.2 million more than those managed a year before.

ASSET QUALITY

	In millions of pesos, except percentages
Table XV Loan Portfolio Quality	FY2015				FY2014
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Non-Accrual Loans (*)	2,795	2,472	2,505	2,476	2,211
With Preferred Guarantees	53	50	69	69	42
With Other Guarantees	71	59	84	71	66
Without Guarantees	2,671	2,363	2,352	2,336	2,103

Allowance for Loan Losses	2,996	2,615	2,653	2,519	2,372

Non-Accrual Loans to Private-Sector Loans (%)	3.72	3.57	3.90	4.03	3.79
Allowance for Loan Losses to Private-Sector Loans (%)	3.99	3.78	4.13	4.10	4.07
Allowance for Loan Losses to Non-Accrual Loans (%)	107.19	105.78	105.91	101.74	107.28
Non-Accrual Loans with Guarantees to Non-Accrual Loans (%)	4.44	4.41	6.11	5.65	4.88

(*)	The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

The Bank’s non-accrual loan portfolio amounted to Ps.2,795 million as of March 31, 2015, representing 3.72% of total loans to the private-sector, slightly below the 3.79% ratio of a year before.

The coverage of the non-accrual loan portfolio with allowances for loan losses reached 107.19% as of March 31, 2015, similar level of a year before.

In terms of total Credit -defined as loans, certain accounts included in “Other Receivables Resulting from Financial Brokerage” representing credit transactions, assets under financial leases, guarantees granted and unused balances of loans granted- the Bank’s non-accrual portfolio represented 3.37% of total credit to the private-sector, and its coverage with allowances for loan losses reached 108.05%, compared to 3.34% and 108.00% of a year before, respectively.

On an individual basis Banco Galicia’s non-accrual loan portfolio amounted to Ps.1,093 million as of March 31, 2015, representing 1.98% of total loans to the private-sector, compared to the 1.94% ratio recorded a year before. The coverage with allowances for loan losses reached 142.45%, compared to 137.27% as of March 31, 2014.

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	In millions of pesos
Table XVI	FY2015				FY2014
Consolidated Analysis of Loan Loss Experience	1st Q	4th Q	3rd Q	2nd Q	1st Q

Allowance for Loan Losses at the Beginning of the Quarter	2,615	2,653	2,519	2,372	2,129

Changes in the Allowance for Loan Losses
Provisions Charged to Income	573	496	624	542	664
Provisions Reversed	—	—	—	(1)	—
Charge Offs	(192)	(534)	(490)	(394)	(421)

Allowance for Loan Losses at Quarter End	2,996	2,615	2,653	2,519	2,372

Charge to the Income Statement
Provisions Charged to Income	(573)	(496)	(624)	(554)	(664)
Direct Charge Offs	(12)	(14)	(12)	(11)	(10)
Bad Debts Recovered	67	69	60	57	42
Provisions Reversed (*)	—	—	—	1	—

Net Charge to the Income Statement	(518)	(441)	(576)	(507)	(632)

(*)	Recorded under “Net Other Income/(Loss)”.

During the quarter, Ps.192 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.12 million were made.

CAPITALIZATION AND LIQUIDITY

	In millions of pesos, except ratios
Table XVII	FY2015				FY2014
Consolidated Regulatory Capital	1st Q	4th Q	3rd Q	2nd Q	1st Q

Minimum Capital Required (A)	7,478	7,077	6,578	6,595	6,336

Allocated to Financial Assets, Fixed Assets, Other Assets and to Lending to the Public Sector	5,419	5,098	4,673	4,855	4,722
Allocated to Market Risk	152	200	245	201	170
Allocated to Operational Risk	1,907	1,779	1,660	1,539	1,444

Computable Capital (B)	10,654	10,133	9,366	8,698	7,887
Tier I	8,911	8,041	7,354	6,682	5,985
Tier II	1,657	2,020	1,938	1,912	1,805
Additional Capital – Market Variation	86	72	74	104	97

Excess over Required Capital (B) - (A)	3,176	3,056	2,788	2,103	1,551

Total Capital Ratio (%)	15.87	15.91	15.83	14.39	13.40

As of March 31, 2015, the Bank’s consolidated computable capital was Ps.3,176 million (42.5%) higher than the Ps.7,478 million capital requirement. As of March 31, 2014, this excess amounted to Ps.1,551 million or 24.5%.

The minimum capital requirement increased Ps.1,142 million as compared to March 31, 2014, mainly as a result of higher requirements of: (i) Ps.697 million due to the growth of the private-sector loan portfolio; and (ii) Ps.463 million on operational risk.

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Computable capital increased Ps.2,767 million as compared to March 31, 2014, mainly a consequence of a higher Tier I capital, for Ps.2,926 million, mainly due to the higher net income, partially offset by higher deductions, resulting from organization and development expenses. Tier II capital recorded a Ps.148 million decrease, mainly as a consequence of the 42% limit (64% until December 31, 2014) on the balance of subordinated notes admitted for fiscal year 2015 due to regulations in force.

					Percentages
Table XVIII	FY2015				FY2014
Liquidity (unconsolidated)	1st Q	4th Q	3rd Q	2nd Q	1st Q
Liquid Assets (*) as a percentage of Transactional Deposits	76.81	75.32	79.13	84.82	82.91
Liquid Assets (*) as a percentage of Total Deposits	36.36	38.60	38.53	40.11	35.24

(*)	Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac and Nobac (Argentine Central Bank’s bills and notes, respectively), net call money interbank loans, short-term placements with correspondent banks and reverse repurchase agreement transactions with the local market.

As of March 31, 2015, the Bank’s liquid assets represented 76.81% of the Bank’s transactional deposits and 36.36% of its total deposits, as compared to 82.91% and 35.24%, respectively, as of March 31, 2014.

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BANCO DE GALICIA Y BUENOS AIRES S.A.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
	FY2015				FY2014
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Cash and Due from Banks	11,585	16,951	14,470	14,683	14,234
Government and Corporate Securities	14,741	9,732	10,789	10,215	6,672
Net Loans	72,123	66,593	61,565	58,897	55,946
Other Receivables Resulting from Financial Brokerage	9,493	6,461	6,592	6,104	6,056
Equity Investments in Other Companies	100	93	85	100	130
Bank Premises and Equipment, Miscellaneous and Intangible Assets	3,839	3,696	3,407	3,243	3,132
Other Assets	2,930	2,436	2,480	2,145	2,384

Total Assets	114,811	105,962	99,388	95,387	88,554

Deposits	68,639	64,708	59,989	58,701	55,122
Other Liabilities Resulting from Financial Brokerage	28,571	25,067	24,342	23,096	20,453
Subordinated Notes	2,103	2,066	1,969	1,917	1,818
Other	3,898	3,478	3,329	2,857	3,062
Minority Interests	820	744	694	628	585

Total Liabilities	104,031	96,063	90,323	87,199	81,040

Shareholders’ Equity	10,780	9,899	9,065	8,188	7,514

Foreign-Currency Assets and Liabilities
Assets	14,087	12,812	13,885	12,438	11,302
Liabilities	13,946	13,300	13,620	12,947	12,173
Net Forward Purchases/(Sales) of Foreign Currency (1)	(1,105)	2,658	4,000	1,673	1,099

(*)	Banco de Galicia y Buenos Aires S.A. consolidated with subsidiary companies (Section 33—Law No. 19,550).
(1)	Recorded off-balance sheet.

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BANCO DE GALICIA Y BUENOS AIRES S.A.:

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
	FY2015				FY2014
	1st Q	4th Q	3rd Q	2nd Q	1st Q
FINANCIAL INCOME	5,530	4,932	4,849	4,911	5,029
Interest on Loans to the Financial Sector	14	30	44	47	43
Interest on Overdrafts	376	402	471	385	319
Interest on Promissory Notes	1,138	1,116	891	885	866
Interest on Mortgage Loans	77	78	81	82	80
Interest on Pledge Loans	21	21	20	22	20
Interest on Credit-Card Loans	2,142	1,900	1,647	1,609	1,411
Interest on Financial Leases	52	52	54	57	56
Interest on Other Loans	742	788	852	931	879
Net Income from Government and Corporate Securities	876	451	775	759	376
Net Income from Options	1	—	—	—	—
Interest on Other Receivables Resulting from Financial Brokerage	26	19	30	44	36
Other	31	75	(16)	90	943
Quotation Differences on Gold and Foreign Currency	34	—	—	—	—

FINANCIAL EXPENSES	(2,774)	(2,720)	(2,328)	(2,725)	(2,497)
Interest on Saving Accounts Deposits	(1)	(1)	—	(1)	—
Interest on Time Deposits	(1,755)	(1,590)	(1,560)	(1,868)	(1,490)
Interest on Subordinated Obligations	(85)	(81)	(80)	(75)	(74)
Other Interest	(22)	(21)	(29)	(22)	(9)
Interest on Interbank Loans Received (Call Money Loans)	(6)	(3)	(5)	(5)	(8)
Interest on Other Financing from Financial Entities	(23)	(24)	(33)	(40)	(31)
Interest on Other Liabilities Resulting from Financial Brokerage	(385)	(371)	(324)	(406)	(322)
Contributions to the Deposit Insurance Fund	(112)	(79)	(25)	(24)	(23)
Quotation Differences on Gold and Foreign Currency	—	40	67	41	(179)
Other	(385)	(590)	(339)	(325)	(361)

GROSS FINANCIAL MARGIN	2,756	2,212	2,521	2,186	2,532

PROVISIONS FOR LOAN LOSSES	(591)	(517)	(646)	(566)	(682)

INCOME FROM SERVICES, NET	1,971	1,777	1,723	1,489	1,346

ADMINISTRATIVE EXPENSES	(2,672)	(2,418)	(2,273)	(2,211)	(1,988)
Personnel Expenses	(1,527)	(1,344)	(1,293)	(1,270)	(1,160)
Directors’ and Syndics’ Fees	(23)	(22)	(19)	(21)	(17)
Other Fees	(58)	(65)	(57)	(48)	(39)
Advertising and Publicity	(107)	(103)	(105)	(116)	(83)
Taxes	(229)	(210)	(202)	(185)	(164)
Depreciation of Premises and Equipment	(47)	(45)	(44)	(41)	(40)
Amortization of Organization Expenses	(135)	(100)	(83)	(77)	(71)
Other Operating Expenses	(327)	(315)	(273)	(275)	(259)
Other	(219)	(214)	(197)	(178)	(155)

MINORITY INTEREST RESULTS	(75)	(50)	(66)	(39)	(30)

INCOME FROM EQUITY INVESTMENTS	36	33	119	66	37

NET OTHER INCOME / (LOSS)	97	173	97	131	104

INCOME TAX	(641)	(376)	(598)	(383)	(545)

NET INCOME / (LOSS)	881	834	877	673	774

(*)	Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Section 33 – Law No. 19,550).

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CONSUMER FINANCE BUSINESS – ADITIONAL INFORMATION

TARJETAS REGIONALES S.A.

The data shown in the following tables correspond to Tarjetas Regionales S.A. consolidated with its subsidiaries (Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Procesadora Regional S.A. and Cobranzas Regionales S.A.). Figures are stated according to Argentine Central Bank accounting standards.

	In millions of pesos, except percentages
Table XIX Selected Information	FY2015		FY2014	Variation (%)
	1st Q	4th Q	1st Q	1Q15 vs 4Q14	1Q15 vs 1Q14
Total Assets	17,228	17,185	13,549	0.3	27.2
Cash and Due from Banks	251	449	201	(44.1)	24.9
Loans	15,132	14,449	11,356	4.7	33.3

Total Liabilities	14,004	14,272	11,144	(1.9)	25.7
Notes	4,086	4,124	3,373	(0.9)	21.1
Financial Entities	1,214	1,138	1,259	6.7	(3.6)
Merchants	7,310	7,375	5,636	(0.9)	29.7

Shareholders’ Equity	3,224	2,913	2,405	10.7	34.1

Net Income	311	198	125	57.1	148.8
Net Financial Income	561	351	329	59.8	70.5
Net Income from Services	885	891	691	(0.7)	28.1
Provisions for Loan Losses	(203)	(175)	(229)	16.0	(11.4)
Administrative Expenses	(811)	(866)	(638)	(6.4)	27.1

Loan Portfolio Quality			Variation (b.p.)
Non-Accrual Loans to Total Loans (%)	6.94	6.55	7.62	39	(68)
Allowance for Loan Losses to Total Loans (%)	6.45	6.05	7.85	40	(140)
Allowance for Loan Losses to Non-Accrual Loans (%)	92.88	92.26	102.98	62	(1,010)

	Percentages
Table XX	FY2015		FY2014
Profitability and Efficiency	1st Q	4th Q	1st Q
Return on Average Assets (*)	7.50	4.95	3.83
Return on Average Shareholders’ Equity (*)	39.14	26.58	21.45
Financial Margin (*) (1)	13.90	9.05	10.20
Net Income from Services as a % of Operating Income (2)	61.20	71.74	67.75
Net Income from Services as a % of Administrative Expenses	109.12	102.89	108.31
Administrative Expenses as a % of Operating Income (2)	56.09	69.73	62.55

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

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COMPAÑÍA FINANCIERA ARGENTINA S.A.

	In millions of pesos, except percentages
Table XXI Selected Information	FY2015		FY2014	Variation (%)
	1st Q	4th Q	1st Q	1Q15 vs 4Q14	1Q15 vs 1Q14
Total Assets	3,726	3,713	3,846	0.4	(3.1)
Cash and Due from Banks	275	315	314	(12.7)	(12.4)
Loans	2,763	2,726	2,966	1.4	(6.8)

Total Liabilities	2,577	2,590	2,800	(0.5)	(8.0)
Deposits	969	1,158	1,417	(16.3)	(31.6)
Notes	728	777	462	(6.3)	57.6
Financial Entities	349	274	567	27.4	(38.5)

Shareholders’ Equity	1,149	1,123	1,046	2.3	9.9

Net Income	27	25	36	8.0	(25.0)
Net Financial Income	273	279	264	(2.2)	3.4
Net Income from Services	40	35	7	14.3	471.4
Provisions for Loan Losses	(110)	(109)	(81)	0.9	35.8
Administrative Expenses	(185)	(195)	(157)	(5.1)	17.8

Loan Portfolio Quality				Variation (b.p.)
Non-Accrual Loans to Total Loans (%)	16.42	16.33	12.51	9	391
Allowance for Loan Losses to Total Loans (%)	10.84	10.03	7.23	81	361
Allowance for Loan Losses to Non-Accrual Loans (%)	66.01	61.41	57.75	460	826

	Percentages
Table XXII	FY2015		FY2014
Profitability and Efficiency	1st Q	4th Q	1st Q
Return on Average Assets (*)	2.97	2.72	3.77
Return on Average Shareholders’ Equity (*)	9.20	8.73	13.37
Financial Margin (*) (1)	33.21	34.07	31.64
Net Income from Services as a % of Operating Income (2)	12.78	11.15	2.58
Net Income from Services as a % of Administrative Expenses	21.62	17.95	4.46
Administrative Expenses as a % of Operating Income (2)	59.11	62.10	57.93

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

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SUDAMERICANA HOLDING S.A.

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Sudamericana Holding S.A. consolidated with the subsidiaries under its direct or indirect control (Galicia Seguros S.A., Galicia Retiro Compañía de Seguros S.A. and Galicia Broker Asesores de Seguros S.A.).

RESULTS FOR THE QUARTER ENDED MARCH 31, 2015

	In millions of pesos, except percentages
Table XXIII	Quarters ended:				Variation (%)
Selected Information	03/31/15	12/31/14	03/31/14	Quarter	Annual
Assets
Premiums Receivable	304	295	203	3.1	49.8
Reinsurance Recoverables	2	3	2	(33.3)	—

Liabilities
Debt with Insureds	128	118	99	8.5	29.3
Debt with Reinsurers	5	8	—	(37.5)	100.0
Debt with Agents and Brokers	63	58	56	8.6	12.5
Insurance Contract Liabilities	191	185	163	3.2	17.2

Shareholders’ Equity	462	387	348	19.4	32.8

Net Income	75	57	60	32.0	24.0

Earned Premiums	530	493	373	7.5	42.0
Incurred Claims	(69)	(61)	(63)	12.9	9.3
Net Investment Income	26	13	41	100.3	(38.3)
Commissions and Other	(195)	(186)	(148)	4.5	32.0
Operating Expenses	(130)	(133)	(110)	(2.2)	19.0

Annualized Sales	149	141	105	5.7	41.9

	Percentages
Table XXIV	Quarters ended:
Profitability	03/31/15	12/31/14	03/31/14
Return on Average Assets (*)	27.7	22.9	29.9
Return on Average Shareholders’ Equity (*)	68.3	61.4	72.7

(*)	Annualized.

19

GALICIA ADMINISTRADORA DE FONDOS S.A.

RESULTS FOR THE QUARTER ENDED MARCH 31, 2015

	In millions of pesos, except percentages
Table XXV:	FY2015		FY2014	Variation (%)
Selected Information	1st Q	4th Q	1st Q	1Q15 vs 4Q14	1Q15 vs 1Q14
Shareholders’ Equity	23	54	15	(57,4)	53,3

Net Income	19	17	11	11.8	72.7
Fees and Commissions	35	32	19	9.4	84.2
Administrative Expenses	(7)	(6)	(4)	16.7	75.0
Commercial Expenses	(2)	(2)	(1)	—	100.0

	In millions of pesos, except percentages
Table XXVI:	Assets Under Management as of:		Variation
Mutual Funds	03/31/15	03/31/14	Ps.	%
Fima Premium	4,272	1,993	2,279	114.4
Fima Ahorro Pesos	3,095	968	2,127	219.7
Fima Ahorro Plus	5,009	1,498	3,511	234.4
Fima Capital Plus	1,432	1,171	261	22.3
Fima Renta en Pesos	58	34	24	70.6
Fima Renta Plus	93	58	35	60.3
Fima Abierto Pymes	102	18	84	466.7
Fima Acciones	88	35	53	151.4
Fima PB Acciones	236	60	176	293.3

Total Assets Under Management	14,385	5,835	8,550	146.5

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RECENT DEVELOPMENTS

TARJETAS REGIONALES

DIVIDEND DISTRIBUTION

At the annual shareholders’ meeting of Tarjetas Regionales S.A., held in April 2015, the shareholders approved the payment of a cash dividend for Ps.160 million.

REGULATORY CHANGES

FEES

In 2014 Banco Galicia solicited the Argentine Central Bank the authorization -required by regulations in force- in order to increase the fees on the main products for individuals with no commercial activity (fees on credit-cards, checking accounts, saving accounts and packages of products). In April 2015, the Argentine Central Bank provided its approval, establishing a cap of 20.2%. The increases will be applied in May and June, once communicated to the clients.

This report is a summary analysis of Grupo Financiero Galicia’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with Grupo Financiero Galicia’s financial statements, as well as with all other material periodically filed with the National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). In addition, the Argentine Central Bank (www.bcra.gob.ar) may publish information related to Banco Galicia as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

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